BECKMAN, LIEBERMAN& BARANDES, LLP ATTORNEYS AT LAW 116 John Street, New York, NY 10038	TELEPHONE (212) 608-3500 TELECOPIER (212) 608-9687
Long Island Office 100 Jericho Quadrangle, Jericho, NY 11753 Ext. 127 Direct Fax (212) 608-9687 E-Mail: RBarandes@BLBLLP.com

October 23, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Edward N. Kelly, Senior Counsel

Re:	Versadial, Inc., formerly Carsunlimited.com, Inc. Registration Statement on Form SB-2, as amended Filed August 13, 2007, - File# 333-141365

Ladies and Gentlemen:

On behalf of Versadial, Inc. (“Company”) or (“Versadial”), the following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (“SEC”) set forth in its letter dated August 30, 2007 with respect to the above referenced documents filed by the Company. Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of our responses parallel the numbers in your August 30, 2007 comment letter. We are providing a hard copy red-lined version of the Registration Statement to facilitate your review.

1.
Please be advised supplementally that we have revised the Registration Statement to reduce the number of shares of common stock covered thereby from 4,061,841 shares to only 1,449,426 shares issuable to Fursa Master Global Event Driven Fund, L.P. (“Fursa”) upon conversion of part of the Company’s 10% Redeemable Convertible Senior Debt. By reducing the number of shares covered by the Registration Statement, we believe that this secondary offering complies with Rule 415, in conformity with the guidelines set forth by the Staff. That is, 1,449,426 shares represents 30% of the 4,831,421 outstanding shares of Versadial common stock held by persons who are not affiliates of Versadial.

BECKMAN, LIEBERMAN& BARANDES, LLP
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	October 19, 2007

2.
Please be advised supplementally that we have revised the Registration Statement to include Risk Factor and MD&A disclosure regarding the amount in royalties owed by the Company and the deferral of scheduled payment dates of royalties.

3.
Please be advised supplementally that we have revised the Registration Statement to include disclosure regarding the risks from single source suppliers and the risks associated with a limited number of customers accounting for a large percentage of the Company’s revenues.

4.
Please be advised supplementally that we have revised the Registration Statement to expressly state that the shares being registered are issuable upon conversion of the Company’s secured debt originally issued in August 2006.

5.
Please be advised supplementally that we have revised the Registration Statement to expressly include text that the selling security holder, in the context of the offering, may be deemed to be an underwriter.

6.
Please be advised supplementally that we have revised the Registration Statement by including the name of the German manufacturer and filing the contract as an exhibit in our 10-KSB filing on October 15, 2007.

7.
Please be advised supplementally that we have revised the Registration Statement to include our updated financial statements for the year ended June 30, 2007 which include the requested segment information in Footnote No. 20.

8.
The total accrued expenses were approximately $100,000, $84,000 and $90,000 for the years ended June 30, 2007, 2006 and 2005, respectively. The change in the accrued expenses reflected on the cash flow statement is not deemed material to be presented separately on the cash flow statement.

9.
Our cash balances primarily consist of U.S.$ funds held in U.S. accounts. The total cash held in foreign currency as converted to dollars on the balance sheet date approximated $10,000, $18,000 and -0- for the years ended June 30, 2007, 2006 and 2005, respectively. The effect of the exchange rate changes on cash balances is not deemed material to be presented separately on the cash flow statement.

10.
Please be advised supplementally that we have revised the Registration Statement to include our updated financial statements for the year ended June 30, 2007 which include the requested information in Footnote 4.

11.
Please be advised supplementally that we have revised the Registration Statement to include our updated financial statements for the year ended June 30, 2007 which include the requested information in Footnote 4. Title to goods pass upon shipment to the customer as all shipments are F.O.B. We have no history of replacing goods damaged or lost in transit and are not responsible for these occurrences as per our terms.

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BECKMAN, LIEBERMAN& BARANDES, LLP
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	August 6, 2007

12.
Please be advised supplementally that we have revised the Registration Statement to include our updated financial statements for the year ended June 30, 2007 which include the requested information in Footnote 20.

13.
Please be advised supplementally that we have revised the Registration Statement to include our updated financial statements for the year ended June 30, 2007 which includes the requested information in Footnote 5.

14.	Please be advised supplementally that we have revised the Registration Statement to include the required Article 11 proforma financial statements as Exhibit 99.1

15.
Please be advised supplementally that we have revised the Registration Statement to include our updated financial statements for the year ended June 30, 2007 which disclose the correct interest expense on debt obligations for the current periods presented.

16.
Please be advised supplementally that we have revised the Registration Statement to identify the officers who have signed the Registration Statement as the principal financial officer and principal accounting officer.

17.
- .19. Please be advised supplementally that we have filed our 10-KSB for the period ended June 30, 2007 on October 15, 2007 and included the required information as pertains to Controls and Procedures under Item 8A in that filing.

Very truly yours, Beckman, Lieberman & Barandes, LLP

By:	/s/ Robert Barandes
Robert Barandes

RB/cr

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